UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HUYA Inc.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

44852D108
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852D108

1	NAMES OF REPORTING PERSONS YY Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 89,698,282 ordinary shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 89,698,282 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,698,282 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.0% (2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 89,698,282 Class B ordinary shares held by YY Inc.

(2)	Based on 44,639,737 Class A ordinary shares and 159,157,321 Class B ordinary shares outstanding as of September 30, 2018, as reported in the Issuer’s third quarter 2018 unaudited financial results on Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on November 13, 2018. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

CUSIP No. 44852D108

ITEM 1(a).	NAME OF ISSUER:

HUYA Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building B-1, North Block of Wanda Plaza,

No. 79 Wanbo 2nd Road,

Panyu District, Guangzhou 511442

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

YY Inc.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

YY Inc.

Building B-1, North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

The People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

YY Inc.—Cayman Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares. Each Class B ordinary share held by each reporting person is convertible into one Class A ordinary share at any time by the holder thereof.

ITEM 2(e).	CUSIP NO.:

44852D108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 44852D108

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting persons is provided as of December 31, 2018. The information below is prepared based on 44,639,737 Class A ordinary shares and 159,157,321 Class B ordinary shares outstanding as of September 30, 2018, as reported in the Issuer’s third quarter 2018 unaudited financial results on Form 6-K furnished by the Issuer with the SEC on November 13, 2018. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. The percentage of the voting power of the reporting person is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all the outstanding Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share.

YY Inc.

(a) Amount beneficially owned: 89,698,282 Class B ordinary shares

(b) Percentage of class: (i) 56.4% of the total outstanding Class B ordinary shares; (ii) 44.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares; and (iii) 54.8% of the aggregate voting power of all the outstanding Class A ordinary shares and Class B ordinary shares as a single class.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 89,698,282 ordinary shares.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 89,698,282 ordinary shares.
(iv)	Shared power to dispose or to direct the disposition of: 0.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2019

YY Inc.	By: /s/ David Xueling Li
Name: David Xueling Li
Title: Chairman of the Board of Directors